Exhibit 12.1

BreitBurn Energy Partners L.P.

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Year Ended December 31,					Nine Months Ended September 30, 2012
	2007	2008	2009	2010	2011
Net income (loss)	(60,357)	378,236	(107,290)	34,751	110,497	(30,467)
Income tax expense (benefit)	(1,229)	1,939	(1,528)	(204)	1,188	(201)

Total earnings	(61,586)	380,175	(108,818)	34,547	111,685	(30,668)

Interest and other financing costs, net (a)	6,391	30,107	19,851	25,498	40,204	44,177
Realized losses on interest rate swaps (b)	—	2,916	13,115	11,087	3,257	2,273

Total fixed charges	6,391	33,023	32,966	36,585	43,461	46,450

Ratio of earnings to fixed charges	(c )	11.5x	(d )	0.9x	2.6x	(e )

(a)	Includes interest associated with operating leases.
(b)	Excludes 2008 Lehman termination.
(c)	Earnings were inadequate to cover fixed charges by $68.0 million for the year ended December 31, 2007.
(d)	Earnings were inadequate to cover fixed charges by $141.8 million for the year ended December 31, 2009.
(e)	Earnings were inadequate to cover fixed charges by $77.1 million for the nine months ended September 30, 2012.